1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL has reached a settlement with Tessera.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: April 30, 2013

Taichung, Taiwan, April 30, 2013—Siliconware Precision Industries Co., Ltd. (“SPIL”)

hereby announced that SPIL and its subsidiary, Siliconware USA, Inc. entered into a Settlement Agreement with Tessera, Inc. with respect to the on-going patent infringement litigation in the United States District Court, Northern District of California (the “Litigation”) involving technology used in the IC packaging industry.

The settlement amount of US$30 million was recognized in the 2013 first quarter financial report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 30, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer